Via Facsimile and U.S. Mail
Mail Stop 6010


									October 12, 2005


Edward O. Lanphier II
President, Chief Executive Officer and Director
Sangamo Biosciences, Inc.
501 Canal Boulevard, Suite A100
Richmond, CA 94804


Re:  	Sangamo Biosciences, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2004
      Filed February 23, 2005
      File Number:  000-30171


Dear Mr. Lanphier:

      We have reviewed your filing and have the following comment. We have limited our review of your filing to the issue we have addressed in our comment. In our comment, we ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statements, page 48

2.  Major Customers, Partnerships and Strategic Alliances, page 60

1. In the last paragraph of this note you discuss a license agreement with the University of Utah that obligates you to make milestone payments based on the development of the licensed technology. Please explain to us why you did not include the aggregate amounts and the key events that might obligate you to make these payments under the terms of this agreement in this note and where you discuss this agreement in other portions of the document such as on page 20 under the heading "The University of Utah." Also explain to us why you did not include this and other potential milestone obligations where you discuss contractual obligations on page 46.

* * * *

	Please provide us the additional information requested within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRSEP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Vanessa Robertson, Staff Accountant, at
(202)
551-3649 or Jim Atkinson, Accounting Branch Chief, at (202) 551-
3674
if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.


								Sincerely,



								Jim B. Rosenberg
Senior Assistant Chief Accountant
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Edward Lanphier
Sangamo Biosciences, Inc.
October 12, 2005
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